Filed Pursuant to Rule 433

Registration No. 333-198299

June 8, 2016

P EAPACK - G LADSTONE B ANK NASDAQ: PGC June 2016 Subordinated Notes Offering

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Forward-Looking Statements / Safe Harbor

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about Management's view of future interest income and net loans, Management's confidence and strategies and Management's expectations about new and existing programs and products, relationships, opportunities and market conditions. These statements may be identified by such forward-looking terminology as "expect", "look", "believe", "anticipate", "may", "will", or similar statements or variations of such terms. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risk factors identified in the Company's Form 10-K for the year ended December 31, 2015, in addition to/which include the following: a) inability to successfully grow our business and implement our strategic plan, including an inability to generate revenues to offset the increased personnel and other costs related to the strategic plan; b) the impact of anticipated higher operating expenses in 2016 and beyond; c) inability to manage our growth; d) inability to successfully integrate our expanded employee base; e) a continued or unexpected decline in the economy, in particular in our New Jersey and New York market areas; f) declines in our net interest margin caused by the low interest rate environment and highly competitive market; g) declines in value in our investment portfolio; h) higher than expected increases in our allowance for loan losses; i) higher than expected increases in loan losses or in the level of nonperforming loans; j) unexpected changes in interest rates; k) a continued or unexpected decline in real estate values within our market areas; l) legislative and regulatory actions (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Basel III and related regulations) subject us to additional regulatory oversight which may result in increased compliance costs; m) successful cyberattacks against our IT infrastructure and that of our IT providers; n) higher than expected FDIC insurance premiums; o) adverse weather conditions; p) inability to successfully generate new business in new geographic markets; q) inability to execute upon new business initiatives; r) lack of liquidity to fund our various cash obligations; s) reduction in our lower-cost funding sources; t) our inability to adapt to technological changes; u) claims and litigation pertaining to fiduciary responsibility, environmental laws and other matters; and other unexpected material adverse changes in our operations or earnings.

The Company assumes no responsibility to update such forward-looking statements in the future even if experience shows that the indicated results or events will not be realized. Although we believe that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements.

The Company has filed a shelf registration statement (File No. 333-198299) (including base prospectus) and related preliminary prospectus supplement dated June 8, 2016 with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O'Neill + Partners, L.P. toll-free at 866-805-4128.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus, or any related prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

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2 Terms of Proposed Offering Issuer: Peapack - Gladstone Financial Corporation (“PGC”, or the “Company”) Security: Subordinated Notes due June 2026 Denominations: $1,000 minimum denominations and $1,000 integral multiples thereof Term: 10 Year NC 5 Year Fixed/Floating Rate Credit Rating: BBB - (Kroll Bond Rating Agency) Redemption: The notes will be redeemable by PGC beginning with the interest payment date of June 30, 2021 and on any interest payment date thereafter, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest. The notes may also be redeemed at any time, in whole, not in part, if ( i ) a change or prospective change in law occurs which could prevent PGC from deducting interest payable on the notes for U.S. federal income tax purposes, (ii) a subsequent event occurs which precludes the notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) PGC is required to register as an investment company under the Investment Company Act of 1940, as amended Covenants: Consistent with regulatory requirements for Tier 2 capital treatment Use of Proceeds: Company will use the net proceeds from the sale of Subordinated Notes for general corporate purposes, potential strategic acquisitions and investments in the Bank as regulatory capital to fund future growth Sole Book - Running Manager : Sandler O’Neill + Partners, L.P. Co - Manager : Keefe, Bruyette & Woods, Inc.

3 Investment Highlights People Market Growth and Profitability • Very talented team with ties to the market place • High levels of motivation and engagement • Act as a single team • We operate in three of the top ten most affluent counties nationwide • New York MSA offers considerable growth opportunity • Large and small banks underserving the wealth related needs in this market • Improved operating leverage is delivering positive earnings momentum • People , products, market - depth and superior delivery ensure future growth • Ample market opportunities • Nimble and flexible Unique Business Model • Holistic, advice - led approach • Private Banker acts as a lead point of contact • “Brand of One” • Sophisticated processes of Enterprise Risk, CRE, and balance sheet management • Excellent leadership team • Solid governance Serious Approach to Risk Management

4 Franchise Overview 1. Non - GAAP financial measure; refer to reconciliation on page 32 • Wealth led, relationship - based commercial bank headquartered in the “wealth belt” of New Jersey delivering private bank level service, with 94 years of business • Strong leadership team • Headquartered in Bedminster, NJ • Four Private Banking locations: Bedminster, Morristown, Princeton, Teaneck • 21 Branches in four affluent New Jersey counties: Somerset, Morris, Hunterdon, Union Overview Financial Highlights Branch Map (Dollars in millions) Year Ended Quarter Ended 12/31/2015 3/31/2016 Total Assets $3,365 $3,466 Net Loans (incl. HFS) $2,971 $3,042 Total Deposits $2,935 $3,044 Total Shareholders' Equity $276 $284 Tier 1 Leverage Ratio 8.10% 8.19% Tier 1 Risk-Based Capital Ratio 10.42% 10.56% Total Risk-Based Capital Ratio 11.40% 11.57% Tang. Common Equity / Tang. Assets¹ 8.10% 8.09%

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Market Overview – The "Wealth Belt"

Market (County)	Branches in Market: Total	Branches in Market: PGC	Population: Total Population 2016 (Actual)	Population: Change 2010-2016 (%)	Population: Projected Change 2016-2021 (%)	Household Income $100K - $199K: Number (Actual)	Household Income $100K - $199K: % of Total Market	Household Income > $200K: Number (Actual)	Household Income > $200K: % of Total Market	Median HHI: HHI 2016 ($)	Median HHI: Projected Change 2016-2021 (%)	NJ Rank[1]
Markets with PGC Branches												
Hunterdon, NJ	49	4	125,560	(2.17%)	(0.29%)	15,925	34%	10,436	22%	$113,676	9.41%	1
Morris, NJ	222	6	501,318	1.84%	1.64%	60,139	33%	34,846	19%	$102,857	7.81%	2
Somerset, NJ	130	10	335,308	3.67%	2.78%	37,751	31%	24,308	20%	$102,212	7.68%	3
Union, NJ	195	1	558,637	4.13%	3.15%	44,463	23%	20,682	11%	$67,257	3.80%	13
PGC Branch Markets	**596**	**21**	**1,520,823**	**2.72%**	**2.29%**	**158,278**	**29%**	**90,272**	**16%**			
Weighted Avg.: PGC Branch Markets				**2.69%**	**2.24%**					**$101,778**	**7.69%**	
Markets with PGC Private Banking Office Only												
Bergen, NJ	464	-	943,331	4.22%	3.19%	98,444	28%	52,720	15%	$86,188	6.61%	7
Mercer, NJ	145	-	372,996	1.77%	1.64%	33,480	25%	16,082	12%	$73,343	7.67%	11
Aggregate: State of NJ	**3,072**	**21**	**8,985,147**	**2.20%**	**1.97%**	**835,595**	**25%**	**430,199**	**13%**	**$72,173**	**5.02%**	
Aggregate: National		**21**	**322,431,073**	**4.43%**	**3.69%**					**$55,551**	**7.77%**	

1. Rank reflects ranking amongst all New Jersey counties

Note: Data is pro forma for pending acquisitions; weighted average is calculated as the sum of (percent of state/national franchise * demographic item) within each market; banks, thrifts, and savings banks included (retail branches only)

Sources: SNL Financial, Nielsen (as of January 1, 2016)

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6 The Peapack - Gladstone Private Banking Model • Full service banking with every conversation aimed at helping clients create , grow , protect & eventually transition their wealth. • Deep understanding of our clients needs, goals, and aspirations. ‒ It’s about the client; not about us. ‒ Risk management tolerance, time horizon, and other traditional variables are all considered. • A Senior Private Banker leads a team to develop and deliver customized solutions. • As One Team , everyone in the Bank helps deliver an exceptional client experience. Core Principles – “Tried and True Since 1921” Value Centered Vision Statement A high - performing boutique bank, leaders in wealth, lending and deposit solutions, known nationally for our unparalleled client service, integrity and trust . • Professionalism • Clients First • Compete to Win • Invested in Our Community • One Team

7 Throughout all business lines, aim to provide unparalleled personalized, high - touch service to our clients. • Product lines and services: – Commercial lending: ▪ Working capital lines of credit, term loans for fixed asset acquisitions, commercial mortgages, multi - family mortgages and other forms of asset - based financing. ▪ Commercial banking clients include entrepreneurs, business owners, real estate investors and public and private companies which operate within a wide spectrum of industries. – Consumer banking services: ▪ Checking and savings accounts, money market and interest - bearing checking accounts, certificates of deposit and individual retirement accounts held in certificates of deposit. – Residential and construction mortgages. – Home equity lines of credit and other second mortgage loans. – Treasury management services. – Automated teller machines at 22 locations. – Internet banking, including online bill payment option. – Mobile telephone banking. • Private wealth management division is one of the largest New Jersey - based trust and investment businesses. – Headquartered in Bedminster, NJ with additional private banking locations in Morristown, Princeton and Teaneck, NJ, as well as at the Bank’s subsidiary, PGB Trust & Investments of Delaware, in Greenville, DE. – Wealth management clients include individuals, families, foundations, endowments, trusts and estates. – Intend to grow this business further both in and around current market areas through: ▪ Delaware trust subsidiary, ▪ Existing wealth, loan and depository client base, and ▪ Our innovative private banking service model, which utilizes private bankers working together to provide fully integrated client solutions. Operating Strategy

8 Experienced Management Team Douglas L. Kennedy President & Chief Executive Officer 38 years experience; Before joining in 2012, he served as President of the NJ Market for Capital One Bank. He has held key executive level positions and had great success building formidable regional and national specialty banking business at Fleet Bank, Summit Bancorp and Bank of America. He is a current Member of the NJ Chamber of Commerce Board of Directors, Montclair State University Board of Trustees, and Sacred Heart University Board of Trustees. He has served as President of NJ After 3 and as a Board Member of the NJ Bankers Association. John P. Babcock Senior EVP & President of Wealth Management 35 years experience; Prior to joining, he was the managing director in charge of the Northeast Mid - Atlantic region for the HSBC Private Bank and, prior to that, he was the New York Metro Market Executive for U.S. Trust - the largest of U.S. Trust’s 53 markets in the U.S. In these and previous roles over the last 34 years, he has led commercial and wealth management/private bank businesses in New York City and regional markets through mergers, expansions, rapid growth and periods of significant organizational change. Jeffrey J. Carfora, CPA Senior EVP & Chief Financial Officer 36 years experience; Joining as Executive Vice President and CFO in March 2009, he was promoted to Senior Executive Vice President in August 2013. Previously, he was affiliated with Penn Federal Savings Bank, where he joined as CFO and was later promoted to COO, Carteret Bank, and Marine Midland Bank. He began his career in 1980 with PriceWaterhouseCoopers . Finn M. W. Caspersen, Jr. Senior EVP, Chief Operating Officer & General Counsel 21 years experience; Before j oining in 2004, he worked as a corporate lawyer at Hale and Dorr, as an investment banker at Merrill Lynch and privately in venture capital. He has served as trustee of Cardigan Mountain School, Pomfret School, the Somerset Hills YMCA, the Willowwood Arboretum and the NJ Chapter of the Nature Conservancy. He was a two - term elected member of the Bedminster Township Committee and has also served on the Bedminster Environmental Commission and the Bedminster Land Use Board.

9 Balance sheet risk management includes stress testing : • Capital – Stressed semi - annually (top down) using multiple scenarios, including some with DFST assumptions. – Quarterly stress testing (top down/bottom up) beginning for Q1 2016. ▪ Ten stress scenarios. • Liquidity – $78 million in cash and cash equivalents. – $ 214 million of unencumbered securities. – Additional borrowing capacity $935 million available at the FHLB. – Quarterly stress testing. • Interest Rate – In an immediate and sustained 200 basis point increase in market rates at March 31, 2016, modeling results show that net interest income for year 1 would increase approximately 3%, when compared to a flat interest rate scenario. In year 2, this sensitivity improves to an expected increase in net interest income of approximately 8%. – Quarterly stress testing. Capital, Liquidity, & Interest Rate Risk Management

10 Consistent Asset Growth $1,600 $1,668 $1,967 $2,702 $3,365 $3,466 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 $4,000 2011 2012 2013 2014 2015 Q1 2016 (Dollars in Millions) Year Over Year +25%

11 Steady Earnings Results (Net Income to Common Shareholders) 1. Reflects reported net income as per 10 - K; includes $ 2.50 million of pre - tax non - recurring charges related to the closure of two branch offices; excluding these charges, net income would have been $21.53 million 2. Reflects reported net income as per 10 - Q; includes $1.30 million of pre - tax charges related to increased FDIC premiums and increased risk management related expenses; excluding these charges, net income for the quarter would have been $6.30 million $10.94 $9.22 $9.26 $14.89 $19.97 $5.49 $0.00 $5.00 $10.00 $15.00 $20.00 $25.00 2011 2012 2013 2014 2015¹ Q1 2016² (Dollars in Millions) Year Over Year +34%

12 Profitability Trends 1. Includes $2.50 million of non - recurring charges related to the closure of two branch offices; excluding these charges , ROAA = 0.69%, ROAE = 8.31%, and Efficiency Rat io = 61.7% 2. Includes $1.30 million of charges related to increased FDIC premiums and increased risk management related expenses ; excluding these charges , ROAA = 0.73%, ROAE = 8.99%, and Efficiency Ratio = 60.8% 3. Efficiency Ratio calculated by dividing total noninterest expenses, excluding ORE provision, as determined under GAAP, by net interest income and total n oni nterest income as determined under GAAP, but excluding net gains/(losses) on loans held for sale at lower of cost or fair value and excluding net gains on securities Note: Profitability ratios for Q1 2016 reflect annualized calculations ROACE ROAA Efficiency Ratio³ Net Interest Margin (FTE) 0.79% 0.61% 0.54% 0.63% 0.64% 0.64% 0.40% 0.45% 0.50% 0.55% 0.60% 0.65% 0.70% 0.75% 0.80% 2011 2012 2013 2014 2015¹ Q1 2016² 3.47% 3.50% 3.26% 3.01% 2.80% 2.82% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% 2011 2012 2013 2014 2015 Q1 2016 10.74% 8.03% 7.37% 7.96% 7.71% 7.83% 5.00% 6.00% 7.00% 8.00% 9.00% 10.00% 11.00% 2011 2012 2013 2014 2015¹ Q1 2016² 68.7% 70.2% 76.6% 67.5% 63.8% 65.2% 50.0% 55.0% 60.0% 65.0% 70.0% 75.0% 80.0% 2011 2012 2013 2014 2015¹ Q1 2016²

13 Delivering Positive Operating Leverage & Improved Profitability 1. Revenue defined as net interest income plus all other income 2. Includes $2.50 million of non - recurring charges related to the closure of two branch offices; excluding these charges, net income would have been $21.53 million and net income/period end FTE would have been approximately $68 thousand $225 $290 $342 $100 $150 $200 $250 $300 $350 $400 2013 2014 2015 $28 $49 $63 $0 $10 $20 $30 $40 $50 $60 $70 2013 2014 2015² Year Over Year +29% Year Over Year +18% Net Income / Period End FTE Revenue¹ / Period End FTE (Dollars in Thousands) (Dollars in Thousands)

14 • Successful integration of Wealth Management Consultants (NJ), LLC in May 2015. ‒ E xcellent client retention. ‒ Slightly accretive to earnings in 2015; expect realization of more synergies in 2016 and 2017. • Stage set for continued strategic acquisitions. • Relationship - based residential lending offering positions as a lead product for wealth. • Over $ 400 million of new AUA inflows in 2015, not including WMC. • Total inflows were partially offset by negative market action in the second half of the year and normal closed/disbursed outflows. • New institutional focus started in 2015. ‒ Expect positive contribution to AUA and revenues in 2016 and beyond. • Approximately $ 175 million of wealth - related new business in deposits, mortgages, and secured lending in 2015. Wealth Management Division – 2015’s Accomplishments Wealth Management Assets Under Admin Wealth Management Fee Income $12.28 $13.84 $15.24 $17.04 $4.30 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 2012 2013 2014 2015 Q1 2016 (Dollars in Millions) Year Over Year +12% $2.30 $2.69 $2.99 $3.32 $3.31 $2.00 $2.25 $2.50 $2.75 $3.00 $3.25 $3.50 2012 2013 2014 2015 Q1 2016 (Dollars in Billions) Year Over Year +11%

15 Wealth Management Provides an Enviable Revenue¹ Mix 1. Revenue equals net interest income before provision for loan losses plus all other income, as detailed in non - GAAP financial measures reconciliation on page 31 78.1% 15.7% 5.2% 0.5% 0.5% For the Year Ended December 31, 2015 78.9% 14.5% 5.5% 0.8% 0.3% For the Quarter Ended March 31, 2016 Net Int. Inc. before Provision Wealth Fee Income Fees & Other Income Gain on Sale of Loans Gain on Sale of Securities Net Int. Inc. before Provision Wealth Fee Income Fees & Other Income Gain on Sale of Loans Gain on Sale of Securities

16 • Plan to invest $2 million in 2016 to enhance analytics and risk management practices. • 65,000+ data points collected and loaded to a data warehouse; now have considerable insights to portfolio and a better understanding of the risks associated with it. • Greatly enhanced Board and Management oversight, including quarterly reporting on exposure versus risk appetite limits and triggers that are revalidated quarterly through rigorous analytics. • Quarterly market analysis for various property types and geographies, including presentations to Management and the Board by a third party real estate expert to ensure there is an understanding of the macro economic factors that may affect future asset quality in the areas that the Bank lends. • Portfolio stress testing performed (top down/bottom up) by an independent third party to estimate potential impact of changing market conditions on asset quality, earnings, and capital, and forecasted over two years. • Quarterly stress testing through ten different stress scenarios, including three derived from Dodd - Frank guidance. • Third party credit review firm used to monitor and evaluate overall asset quality measures to ensure an effective risk rating system and adequate reserve for loan losses maintained. • Ongoing third party loan participations/sales to validate underwriting guidelines and pricing . Enhanced CRE Risk Management

17 Strong Credit Metrics 1. Texas Ratio defined as nonaccrual loans plus other real estate owned and loans 90+ day past due as a percentage of the sum of ta ngible common equity and loan loss reserves 2. NCOs/average loans for Q1 2016 reflects quarterly ratio, not an annualized value Note: Total loans excludes loans held for sale 21.66% 11.34% 4.62% 3.13% 2.45% 2.65% 0.00% 5.00% 10.00% 15.00% 20.00% 25.00% 2011 2012 2013 2014 2015 Q1 2016 Texas Ratio¹ 1.85% 1.04% 0.42% 0.30% 0.23% 0.24% 0.86% 0.80% 0.06% 0.04% 0.03% 0.01% 1.12% 0.33% 0.19% 0.08% 0.07% 0.05% 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% 1.40% 1.60% 1.80% 2.00% 2011 2012 2013 2014 2015 Q1 2016² Nonperforming Loans / Loans NCOs / Avg. Loans 30-89 PD Loans / Loans

18 Organic Gross Loan Growth Note: Gross loans include loans held for sale $1,041 $1,153 $1,576 $2,251 $2,997 $3,069 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 2011 2012 2013 2014 2015 Q1 2016 (Dollars in Millions) 1-4 Family Multifamily CRE Construction & Development Consumer Commercial & Industrial Other Year Over Year +33%

19 Loan Composition & Yield 1 - 4 Family 15.4% Multifamily 49.8% CRE 13.5% Consumer 3.2% Commercial & Industrial 18.1% As of March 31, 2016 1-4 Family Multifamily CRE Consumer Commercial & Industrial Gross Loans: $3,069 million MRQ Yield on Loans: 3.52%

20 Geographically diversified portfolio – as of March 31, 2016: • New York – 49%; Top Markets – Bronx and Brooklyn • New Jersey – 42%; Top Markets – Hudson, Essex, & Morris/Somerset/Union Counties • Pennsylvania – 9%; Top Markets – Suburban Philadelphia and Bucks County As of March 31, 2016: • Current balance : $ 1.5 billion • Active loan participations sold and loan sales • To date , $300 million of participations sold – All participations are originated by PGC • Number of multifamily loans in portfolio : 552 • Average loan size : $2.8 million • Weighted average LTV: approximately 65% • Weighted average DSCR (after underwriting stress): approximately 1.5x • No nonaccruals; no 30 day delinquencies • Generally all “workforce housing” – average rent just over $1,000 • New data warehouse captures 63 data points per loan Multifamily Portfolio Overview

21 Historical Credit Metrics & Performance 1. Nonperforming loans defined as nonaccrual loans plus loans 90+ days past due 2. Nonperforming assets defined as nonaccrual loans, loans 90+ days past due, and real estate owned 3. NCOs/average loans for Q1 2016 reflects quarterly ratio, not an annualized value Note: Total loans exclude loans held for sale NPAs² / Assets NPLs¹ / Loans NCOs / Average Loans LLR / Gross Loans 1.85% 1.04% 0.42% 0.30% 0.23% 0.24% 0.00% 0.50% 1.00% 1.50% 2.00% 2011 2012 2013 2014 2015 Q1 2016 1.65% 0.91% 0.44% 0.30% 0.22% 0.23% 0.00% 0.50% 1.00% 1.50% 2.00% 2011 2012 2013 2014 2015 Q1 2016 1.27% 1.12% 0.98% 0.87% 0.89% 0.90% 0.75% 1.00% 1.25% 1.50% 2011 2012 2013 2014 2015 Q1 2016 0.86% 0.80% 0.06% 0.04% 0.03% 0.01% 0.00% 0.25% 0.50% 0.75% 1.00% 2011 2012 2013 2014 2015 Q1 2016³

22 Securities Portfolio Detail Agency - related mortgage - backed securities - residential 78.0% State and political subdivisions 12.3% U.S. government - sponsored entities 3.7% SBA pool securities 3.5% Single - issuer trust preferred security 1.1% CRA investment 1.4% As of March 31, 2016 (Dollars in Thousands) Gross Amortized Unrealized Fair Cost Gain/(Loss) Value Agency-related mortgage-backed securities - residential $164,981 $2,006 $166,987 State and political subdivisions 25,904 409 26,313 U.S. government-sponsored entities 7,986 17 8,003 SBA pool securities 7,504 (95) 7,409 Single-issuer trust preferred security 2,999 (641) 2,358 CRA investment 3,000 (20) 2,980 Total $212,374 $1,676 $214,050 Portfolio Highlights (as of 3/31/2016) Detail Value Book Value $212 Million Weighted Coupon 2.40% Weighted Book Yield (Tax Equivalent) 1.87% Weighted Average Maturity 4.1 years

23 Consistent Deposit Growth 1. Jumbo time deposits defined as time deposits with balances greater than $100,000 $1,444 $1,516 $1,647 $2,299 $2,935 $3,044 $0 $500 $1,000 $1,500 $2,000 $2,500 $3,000 $3,500 2011 2012 2013 2014 2015 Q1 2016 (Dollars in Millions) Noninterest-bearing Demand Interest-bearing Demand Savings & MMDA Time Jumbo Time¹ Year Over Year +28%

24 Low - Cost Core Deposit Base 1. Jumbo time deposits defined as time deposits with balances greater than $ 100,000 Noninterest - bearing Demand 15.0% Interest - bearing Demand 36.3% Savings & MMDA 30.9% Time 5.5% Jumbo Time¹ 12.3% As of March 31, 2016 Noninterest-bearing Demand Interest-bearing Demand Savings & MMDA Time Jumbo Time¹ Total Deposits: $3,044 million MRQ Cost of Int. - bearing Deposits: 0.61% MRQ Cost of Total Deposits : 0.52%

25 Capital Structure & Pro Forma Ratios 1. Assumes $40 million subordinated debt raise with 80% of gross proceeds downstreamed to the Bank, 1.5% placement agent fee, $300,000 in additional expenses and 20% risk-weighting on new assets Note: PGC intends to retain a portion of the gross proceeds at the Holding Company to service the subordinated debt for three years and downstream the remaining capital to the Bank; 6.0% interest payments on $40 million equals $2.4 million in annual interest payments; three years of interest payments totals $7.2 million, or approximately 20% of the $39.1 million net proceeds, leaving 80% to be downstreamed to the Bank Holding Company Bank 8.09% 8.19% 10.56% 11.57% 8.00% 8.10% 10.52% 13.00% TCE / TA Leverage Ratio Tier 1 Ratio Total Capital Ratio March 31, 2016 Actual Capital Ratios Pro Forma For Proposed Offering1 8.04% 8.14% 10.48% 11.50% 8.88% 8.98% 11.65% 12.66% TCE / TA Leverage Ratio Tier 1 Ratio Total Capital Ratio

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Interest Coverage

(Dollars in Thousands)

Assumptions	
Subordinated Debt Issuance Amount	$40,000
% of Subordinated Debt Downstreamed to Bank	80%[1]
Gross Spread	1.50%
Additional Expenses	$300
Net Proceeds	$39,100
Interest Rate	6.0%

	For the Year Ended December 31,				Q1 2016
	2013	2014	2015	Q1 2016	Pro Forma
Bank-Level Equity	$165,874	$232,461	$273,580	$281,561	$281,561
Consolidated Equity	170,657	242,267	275,676	283,505	283,505
Double Leverage Ratio	97.20%	95.95%	99.24%	99.31%	99.31%
Proposed Subordinated Debt Offering Downstreamed to Bank					$31,900
Pro Forma Bank-Level Equity Assuming 80% Downstreamed to Bank					313,461
Pro Forma Double Leverage Ratio					110.57%
Interest Coverage					
Total Deposit Interest	$3,253	$5,665	$12,585	$3,887	$3,887
Other Borrowing Interest	1,024	2,016	2,105	601	601
Subordinated Debt Interest - 6.0%	--	--	--	--	600
Total Interest Expense	4,277	7,681	14,690	4,488	5,088
Pre-tax Income	14,763	24,286	32,140	8,767	8,167
Interest Coverage (including deposit expense; including subordinated debt offering)	4.5x	4.2x	3.2x	3.0x	2.6x
Interest Coverage (excluding deposit expense; including subordinated debt offering)	15.4x	13.0x	16.3x	15.6x	7.8x

1. PGC intends to retain a portion of the gross proceeds at the Holding Company to service the subordinated debt for three years and downstream the remaining capital to the Bank; 6.0% interest payments on $40 million equals $2.4 million in annual interest payments; three years of interest payments totals $7.2 million, or approximately 20% of the $39.1 million net proceeds, leaving 80% to be downstreamed to the Bank

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27 Appendix P EAPACK - G LADSTONE B ANK

28 Other Key Management Team Members Anthony V. Bilotta , Jr. Executive Vice President, Head of Retail Banking 30 years experience; Prior to joining, he served as SVP and Director of Retail Banking & Corporate Marketing at Oritani Bank, and pr ior to that, he was EVP, Director of Retail Banking at New York Community Bank (former Penn Federal Savings Bank). He held similar impressive roles at PNC Bank and TD Banknorth , N.A. (former Hudson United Bank). Lisa P. Chalkan Executive Vice President, Chief Credit Office 29 years experience; Before joining, she held executive positions as SVP, Head of Commercial Credit Policy, Director of Loan Administration/Commercial Banking, and Manager of Middle Market Underwriting at Capital One N.A., and also held key roles at Fleet Boston Financial/Bank of America and HSBC Bank USA/HSBC Securities, Inc. She is a key contributor to the Board of Trustees of the Union County Economic Development Corporation, serving as Secretary of the Board, and past honoree as a Woman of Influence in Finance by the Women’s Fund of NJ. Vincent A. Spero Executive Vice President, Commercial Private Banking (Real Estate) 25 years experience; Joining June of 2008 as SVP and Senior Commercial Lender, he was appointed EVP and Chief Lending Officer of Peapack - Gladstone Bank in 2009. Prior to joining, he had held senior level positions at both Lakeland Bank and Commerce Bank. Eric H. Waser Executive Vice President, Commercial Private Banking 25 years experience; Before joining, he served as Managing Director for Citibank’s East Business Banking Division, and prior to that, was the SVP, CFO and COO at Clean Venture, Inc., one of the largest private environmental remediation company’s in the US. He also served as President of Mid Atlantic Corporate Banking, CEO - NJ and Managing Director at Sovereign Bank and EVP at Fleet Boston Financial/Nat West Bank.

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Historical Income Statement *(As Reported)*

(Dollars in Thousands, Except Per Share Amounts)

	Year Ended December 31,					Quarter Ended
	2011	2012	2013	2014	2015	March 31, 2016
Summary Income Statement						
Interest Income	$56,051	$56,090	$57,053	$75,575	$99,142	$27,898
Interest Expense	7,136	4,687	4,277	7,681	14,690	4,488
Net Interest Income	48,915	51,403	52,776	67,894	84,452	23,410
Provision for Loan Losses	7,250	8,275	3,425	4,875	7,100	1,700
Total Noninterest Income, Excl. Securities Gains	15,679	17,493	19,755	20,547	23,187	6,162
Gain on Securities Sales	1,037	3,810	840	260	527	101
Total Noninterest Expense	44,399	48,330	55,183	59,540	68,926[1]	19,206[1]
Net Income before Taxes	13,982	16,101	14,763	24,286	32,140	8,767
Provision for Taxes	1,814	6,405	5,502	9,396	12,168	3,278
Net Income	**$12,168**	**$9,696**	**$9,261**	**$14,890**	**$19,972[1]**	**$5,489[1]**
Preferred Dividends	1,228	474	0	0	0	0
Net Income Avail to Common	**$10,940**	**$9,222**	**$9,261**	**$14,890**	**$19,972**	**$5,489**
Earnings Per Share (Diluted)	**$1.25**	**$1.05**	**$1.01**	**$1.22**	**$1.29[1]**	**$0.34[1]**
Interest Coverage						
Total Interest Expense	$7,136	$4,687	$4,277	$7,681	$14,690	$4,488
Pre-Tax Income	13,982	16,101	14,763	24,286	32,140	8,767
Interest Expense + Pre-Tax Income	$21,118	$20,788	$19,040	$31,967	$46,830	$13,255
Interest Coverage	**3.0x**	**4.4x**	**4.5x**	**4.2x**	**3.2x**	**3.0x**

1. See non-GAAP reconciliation on page 31 for values, as adjusted

29

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Historical Balance Sheet

(Dollars In Thousands, Except Per Share Amounts)

	Year Ended December 31,					Quarter Ended
	2011	2012	2013	2014	2015	March 31, 2016
Cash and Cash Equivalents	$ 43,053	$ 119,228	$ 35,147	$ 31,207	$ 70,160	$ 77,919
Total Securities	424,808	309,118	278,479	344,245	209,614	227,304
Total Cash & Securities	467,861	428,346	313,626	375,452	279,774	305,223
Gross Loans Held for Investment	1,038,345	1,132,584	1,574,201	2,250,267	2,913,242	3,027,701
Less: Loan Loss Reserve	13,223	12,735	15,373	19,480	25,856	27,321
Loans Held for Sale	2,841	20,210	2,001	839	83,758	41,603
Total Net Loans	1,027,963	1,140,059	1,560,829	2,231,626	2,971,144	3,041,983
Total OREO	7,137	3,496	1,941	1,324	563	861
Goodwill	563	563	563	563	1,573	1,573
Core Deposit Intangibles	0	0	0	0	1,708	1,691
Fixed Assets	31,941	30,030	28,990	32,258	30,246	29,609
Bank-owned Life Insurance	27,296	31,088	31,882	32,634	42,885	43,101
Other Assets	37,574	34,254	29,117	28,540	36,766	41,956
Total Assets	$1,600,335	$1,667,836	$1,966,948	$2,702,397	$3,364,659	$3,465,997
Total Deposits	$1,443,892	$1,516,427	$1,647,250	$2,298,693	$2,935,470	$3,043,578
FHLB Borrowings	17,680	12,218	129,592	138,292	124,392	104,792
Other Senior Debt	9,178	8,971	8,754	10,712	10,222	10,092
Total Debt	26,858	21,189	138,346	149,004	134,614	114,884
Total Other Liabilities	6,614	8,163	10,695	12,433	18,899	24,030
Total Liabilities	$1,477,364	$1,545,779	$1,796,291	$2,460,130	$3,088,983	$3,182,492
Total Preferred Equity	13,979	0	0	0	0	0
Common Equity	108,992	122,057	170,657	242,267	275,676	283,505
Total Equity	$122,971	$122,057	$170,657	$242,267	$275,676	$283,505
Total Liabilities and Shareholder Equity	$1,600,335	$1,667,836	$1,966,948	$2,702,397	$3,364,659	$3,465,997
Book Value Per Share	**$12.47**	**$13.90**	**$14.79**	**$16.36**	**$17.61**	**$17.71**
Tangible Book Value Per Share	**$12.40**	**$13.81**	**$14.75**	**$16.32**	**$17.40**	**$17.51**

30

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Non-GAAP Financial Measures Reconciliation

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios. Our management internally assesses our performance based, in part, on these measures. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures.

(Dollars in Thousands, Except Per Share Data)

	Year Ended December 31, 2015			Quarter Ended March 31, 2016		
	As Reported	Adjustments[1]	Adjusted	As Reported	Adjustments[2]	Adjusted
Net Interest Income Before Provision	$84,452		$84,452	$23,410		$23,410
Provision for Loan Losses	7,100		7,100	1,700		1,700
Net Interest Income After Provision	77,352	0	77,352	21,710	0	21,710
Other Income						
Wealth Management Fee Income	17,039		17,039	4,295		4,295
Service Charges and Fees	3,323		3,323	807		807
Bank Owned Life Insurance	1,297		1,297	342		342
Gain on Loans Held for Sale at Fair Value (Mortgage Banking)	528		528	121		121
Gain/(Loss) on Loans Held for Sale, at Lower Cost or Fair Value	0		0	124		124
Other Income	1,000		1,000	473		473
Securities Gains, Net	527		527	101		101
Total Other Income	23,714	0	23,714	6,263	0	6,263
Other Expenses						
Salaries and Employee Benefits	40,278	(40)	40,238	10,908		10,908
Premises and Equipment	11,569	(723)	10,846	2,864		2,864
FDIC Insurance Expense	2,154		2,154	1,559	(950)	609
Other Expenses	14,925	(1,734)	13,191	3,875	(350)	3,525
Total Operating Expenses	68,926	(2,497)	66,429	19,206	(1,300)	17,906
Income Before Taxes	**32,140**	**(2,497)**	**34,637**	**8,767**	**(1,300)**	**10,067**
Income Tax Expense/(Benefit)	12,168	(944)	13,112	3,278	(486)	3,764
Net Income	**$19,972**	**($1,553)**	**$21,525**	**$5,489**	**($814)**	**$6,303**
Diluted Weighted Avg. Common Shares Outstanding	15,434,996		15,434,996	16,016,972		16,016,972
Earnings Per Share (Diluted)	**$1.29**		**$1.39**	**$0.34**		**$0.39**
Total Revenue (Net Interest Income + Other Income)	$108,166		$108,166	$29,673		$29,673
Return on Average Assets (ROAA)	0.64%		0.69%	0.64%		0.73%
Return on Average Equity (ROAE)	7.71%		8.31%	7.83%		8.99%
Net Interest Margin (Taxable Equivalent Basis)	2.80%		2.80%	2.82%		2.82%
Operating Expenses/Average Assets Annualized	2.21%		2.13%	2.22%		2.07%
Efficiency Ratio[3]	63.80%		61.71%	65.22%		60.81%

1. The quarter ended December 31, 2015 included $2.5 million of pre-tax charges related to the closure of two branch offices
2. The quarter ended March 31, 2016 included $1.3 million of pre-tax charges related to increased FDIC premiums and increased risk management related expenses
3. Efficiency Ratio calculated by dividing total noninterest expenses, excluding ORE provision, as determined under GAAP, by net interest income and total noninterest income as determined under GAAP, but excluding net gains/(losses) on loans held for sale at lower of cost or fair value and excluding net gains on securities

31

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Non-GAAP Financial Measures Reconciliation *(continued)*

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios. Our management internally assesses our performance based, in part, on these measures. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures.

(Dollars in Thousands, Except Per Share Data)

As Reported for the:	*Year Ended December 31,*					*Quarter Ended*
	2011	2012	2013	2014	2015	March 31, 2016
Total Assets	$1,600,335	$1,667,836	$1,966,948	$2,702,397	$3,364,659	$3,465,997
Less: Goodwill	563	563	563	563	1,573	1,573
Less: Other Intangible Assets, net	0	0	0	0	1,708	1,691
Tangible Assets	$1,599,772	$1,667,273	$1,966,385	$2,701,834	$3,361,378	$3,462,733
Total Shareholder's Equity	$122,971	$122,057	$170,657	$242,267	$275,676	$283,505
Less: Goodwill	563	563	563	563	1,573	1,573
Less: Other Intangible Assets, net	0	0	0	0	1,708	1,691
Less: Preferred Stock	13,979	0	0	0	0	0
Tangible Common Equity	$108,429	$121,494	$170,094	$241,704	$272,395	$280,241
Tangible Common Equity / Tangible Assets	**6.78%**	**7.29%**	**8.65%**	**8.95%**	**8.10%**	**8.09%**
Equity / Assets	**7.68%**	**7.32%**	**8.68%**	**8.96%**	**8.19%**	**8.18%**

32

33 Peapack - Gladstone Financial Corporation 500 Hills Drive, Suite 300 P.O. Box 700 Bedminster, New Jersey 07921 (908) 234 - 0700 www.pgbank.com Douglas L. Kennedy President & Chief Executive Officer (908) 719 - 6554 dkennedy@pgbank.com Jeffrey J. Carfora Senior EVP & Chief Financial Officer (908) 719 - 4308 jcarfora@pgbank.com Finn M.W. Caspersen, Jr. Senior EVP, Chief Operating Officer & General Counsel (908) 719 - 6559 caspersen@pgbank.com Contact Information Contacts Corporate Headquarters

34